January 18, 2017

Sonny Oh Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Mr. Oh:

On September 20, 2016 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the QUANTX Risk Managed Global Growth ETF, QUANTX Risk Managed Multi-Asset Income ETF, QUANTX Risk Managed Real Asset ETF, QUANTX Risk Managed Multi-Asset Total Return ETF, and QUANTX Dynamic Beta US Equity ETF (each a “Fund” and collectively the “Funds”), each a series of the Registrant, filed Post-Effective Amendment No. 19 (the “Amendment”) to the Registrant’s Registration Statement. On November 18, 2016, you provided oral comments to the Amendment. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

General

Comment 1. Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Response. The Registrant confirms that any blanks or incomplete data in the registration statement will be completed in the Fund's next Post-Effective Amendment.

Comment 2. On the facing sheet, please provide the “title of securities being registered”.

Response. The Registrant has not added the information requested because there is only one share class per Fund, and they are not titled.

Comment 3. Please confirm supplementally on which relief the Funds will rely to be funds of funds.

172686.2

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Response. The Funds will rely on Section 12(d)(1)(F), Section 12(d)(1)(G) or on the exemptive orders of ETFs in which they invest in order to invest in excess of the limits of Section 12(d)(1)(A).

Comment 4. Please confirm that the disclosure in the prospectus complies with the Funds’ ETF exemptive relief and that the Funds will otherwise comply with the conditions of the order.

Response. The Funds have not yet received their final order, but the disclosure will comply with the order, and the Funds will otherwise comply with the conditions of their order when received.

Fund Summary

Comment 5. For QUANTX Risk Managed Global Growth ETF, clarify in which part of the strategy a growth approach is used given that “growth” is in the Fund’s name.

Response. The Registrant has revised the disclosure as follows:

Under normal market conditions, in order to achieve growth of capital, the Index will be allocated to equity securities (common and preferred stock) in what the methodology determines to be the best performing markets.

Comment 6. Please confirm whether all principal strategies are disclosed given that the Funds may invest as much as 20% outside the applicable index.

Response. The adviser has confirmed to the Registrant that all principal strategies are disclosed.

Comment 7. For QUANTX Risk Managed Multi-Asset Income ETF, with respect to derivative instruments, please revise disclosures, as may be needed, to assure consistency with the (i) principals outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response. The Registrant has reviewed the relevant disclosures and confirms that the disclosure regarding the Fund’s use of derivatives is consistent with staff guidance.

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Comment 8. For QUANTX Risk Managed Real Asset ETF, the staff believes that the Fund needs to comply with the requirements of Rule 35d-1 with respect to its use of “real assets” in its name. Given the Fund follows the index, and the index allocates to cash as part of its methodology, please explain how the Fund will comply with this 80% investment test for investments in real assets or change the Fund’s name to remove reference to “real assets”.

Response. The Fund has changed its name to QUANTX Risk Managed Real Return ETF.

Comment 9. Please categorize the risks of the Funds as those of the Funds’ investments versus those of the Funds themselves.

Response. The Registrant believes that the presentation of the risk disclosure is more clear to investors as written. All the risks stated are risks that investors will have related to their investments in the Funds regardless of whether the risk stems from each Fund’s holdings or from each’s structure as an ETF.

Comment 10. Please add the following to the ETF risk disclosure: In stressed markets, the market for ETF shares may become less liquid in response to deteriorating liquidity for the ETFs underlying portfolio holdings. This adverse effect on the liquidity of ETF shares may lead to differences between the market price for the ETF’s shares and the value of the securities in the ETFs portfolio.

Response. The Registrant has added the disclosure requested.

Comment 11. Please add risk disclosure for limited partnerships other than MLPs for QUANTX Risk Managed Multi-Asset Income ETF given that LPs are described separately in the strategy disclosure.

Response. The Registrant has added risk disclosure regarding limited partnerships.

Comment 12. Please explain supplementally why there is no underlying fund risk for QUANTX Risk Managed Multi-Asset Income ETF like there is for the other Funds.

Response. The Fund has an ETF risk as that is the only type of underlying fund in which it may invest as a principal strategy.

Comment 13. Please add exchange traded currency trust risk to the risk disclosure for QUANTX Risk Managed Multi-Asset Total Return ETF.

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Response. The adviser has confirmed to the Registrant that investments in exchange traded currency trusts are not a principal strategy of the Fund, so it has been deleted from the strategy.

Comment 14. In “Purchase and Sale of Fund Shares”, please provide the full name for BATS when used in the summaries and define NAV.

Response. The Registrant has revised the disclosure as requested.

Comment 15. Please confirm any changes made to the risks in the summaries have been made in the Item 9 risks as well.

Response. The Registrant so confirms.

Management

Comment 16. Please more clearly describe what a unitary management fee is.

Response. The Registrant believes the disclosure is clear as written, but it has revised the disclosure as shown below:

The Adviser’s unitary management fee is designed to pay each Fund’s operating expenses and to compensate the Adviser for providing service for each Fund. ~~Out of the unitary management fee, t~~The Adviser pays substantially all operating expenses of each Fund, including the costs of transfer agency, custody, fund administration, legal, audit, and other services, and Independent Trustees’ fees, except for payments under each Fund’s 12b-1 plan, brokerage expenses, taxes, interest (including borrowing costs and dividend expenses on securities sold short), acquired fund fees and expenses, litigation expense and other extraordinary expenses (including litigation to which the Trust or a Fund may be a party and indemnification of the Trustees and officers with respect thereto). The Adviser, and not Fund shareholders, would benefit from any reduction in fees paid for third-party services, including reductions based on increases in assets.

How Shares are Priced

Comment 17. Please confirm that the disclosure complies with Item 11(a)(1) and 11(g).

Response. The Registrant so confirms.

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Comment 18. Please include disclosure regarding intraday indicative value including (a) how it is calculated (based on the index, basket, portfolio), (b) what it includes or does not include (such as operating fees or other accruals), and (c) what kind of values are used for the underlying securities (such as whether the ETF may use stale foreign prices).

Response. The Registrant has updated the IIV disclosure in the SAI with the requested information, but this information is not required to be provided in the prospectus, and the Registrant does not believe it is helpful to shareholders to include it.

Distribution and Service Plan

Comment 19. Please revise the disclosure to indicated that, if charged, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Response. The Registrant has made the revision requested.

Dividends, Other Distributions and Taxes

Comment 20. Please confirm this disclosure is up to date.

Response. The Registrant so confirms.

SAI:

Comment 21. In fundamental restrictions 1-6, please add disclosure regarding what are the 1940 act limits referenced.

Response. The Registrant believes that, with respect to the limitation 1 and 6, which are the only ones that mention the 1940 Act, the exceptions permitted by the 1940 Act are too numerous and specific to facts and circumstances to adequately describe all exceptions permitted to each policy, so it would be misleading to include that information in the SAI.

Policies and Procedures for Disclosure of Portfolio Holdings

Comment 22. Please confirm that third parties who may receive portfolio holdings information have a duty of confidentiality and a duty not to disclose such information. Please also confirm that all parties with ongoing arrangements regarding disclosure of portfolio holdings info are disclosed and that the disclosure complies with the requirements of Form N-1A.

Response. The Registrant so confirms.

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Management

Comment 23. Please consider bulleting the information in “Trustee Qualifications” regarding each trustee for easier reading.

Response. The Registrant has not revised the disclosure for consistency across the Trust, and it believes it is clear as presented.

Trustee Table

Comment 24. Please state each Trustee’s age instead of their year of birth.

Response. The Registrant believes the heading used conveys the information required by Form N-1A without the risk of a mathematical error incorrectly stating a trustee or officer’s age, so the Registrant has not revised the heading.

Index Provider

Comment 25. Please include the information on the Index Provider in the prospectus as well.

Response. The Registrant does not believe this information is required by Form N-1A or its exemptive relief, so it is has not made the revision requested.

Tax Status

Comment 26. Please confirm this disclosure is up to date.

Response. The Registrant so confirms.

Part C

Comment 27. Please account for the information required by Item 32(c) of Form N-1A.

Response. The Registrant confirms that the information required by Item 32(c) is not applicable.

General

Comment 28. Please file your response to comments via EDGAR correspondence.

Response. The Registrant confirms that the response will be filed via EDGAR correspondence.

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If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins